October 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alberto Zapata

Re:	Touchstone Strategic Trust (the “Trust”)
Registration Statement on Form N-14
(File No. 333-207148)

Dear Mr. Zapata:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933 filed with the Commission on September 25, 2015 and Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the Commission on October 23, 2015.

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

TOUCHSTONE STRATEGIC TRUST

By:	/s/ Jill T. McGruder
Name:	Jill T. McGruder
Title:	President

[Touchstone Strategic Trust—Tandy Letter]